

December 11, 2013

Via Email
Robert S. Amaral
Chief Financial Officer and Director
Exeo Entertainment, Inc.
4478 Wagon Trail Avenue
Las Vegas, NV 89118

> **Re: Exeo Entertainment, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 21, 2013**
> **File No. 333-190690**

Dear Mr. Amaral:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Management

Involvement in Certain Legal Proceedings, page 34

1.   You disclose on page 34 that no director, person nominated to become a director, executive officer, promoter or control person of your company has, during the last five years been subject to the legal proceeding you describe on page 34. We note, however, that the amended Form 10 filed by Digital Extreme Technologies, Inc. on April 13, 2011 indicates that there has been at least one Order to Cease and Desist against Robert Amaral and Jeffrey Weiland, the two officers of Exeo Entertainment, Inc., by state securities regulatory agencies. Item 401(f) of Regulation S-K requires the disclosure of certain legal proceedings within the past ten years that are material to an evaluation of the ability or integrity of any director, person nominated to become a director or executive officer of the registrant. Revise the prospectus to disclose the required information regarding legal proceedings that occurred within the last ten years pursuant to Item 401(f) of Regulation S-K and to provide appropriate risk factor disclosure, or advise us why you believe that this disclosure is not required.

You may contact Jan Woo, Attorney-Adviser, at (202) 551-3453 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        William D. O'Neal
        South Milhausen P.A.